FOR IMMEDIATE RELEASE

CONTACT:
Chip Cummings
Red Oak Capital Group
(866) 854-3900

RED OAK CAPITAL SELLS OUT LATEST OFFERING AHEAD OF SCHEDULE

Reg A+ Bond Structure Generates Strong Interest

GRAND RAPIDS, MI (July 24, 2019) – Red Oak Capital Group (RED OAK) announced today that its latest offering, Red Oak Capital Fund II has reached the maximum statutory capacity of $50,000,000 in capital investments – ahead of schedule.



"The support and response from our broker-dealers and industry partners has been nothing short of amazing." said Chip Cummings, CEO of Red Oak.

The $50 million Reg A+ Tier II bond offering was qualified by the SEC in late 2018, and was scheduled to close in September. However, stronger than anticipated interest in the bond product and wide spread industry support has led to the early closing.

"We have an amazing sales and distribution team" added Cummings. "With 21 selling agreements with key strategic industry partner firms, we have been able to reach a broad investor market very quickly."

Structured as a general solicitation income bond product, the offering was also attractive in the marketplace. The bonds are securitized by senior liens on first mortgage commercial notes held by the fund, which are collateralized by existing income producing commercial real estate properties. The bonds offer a quarterly distribution with a fixed maturity date.

As an institutional quality bridge-bank lender, Red Oak Capital takes advantage of short-term gaps in the traditional commercial finance markets, and specializes in the origination, underwriting and acquisition of these smaller commercial real estate debt instruments. Strong growth and demand for redevelopment capital in the commercial real estate sector has led to expansion for private equity lending firms like Red Oak.

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Established by the SEC in 2015 under the JOBS Act, the Regulation A+ Tier II offerings allows companies to sell up to $50 million in securities in a 12-month period. In addition, it requires regular financial filings and audited financial statements creating greater transparency.

To further meet demand, Red Oak Capital Fund III, LLC is currently in review, with an anticipated release in August. Fund III will have the same structure as a $50M Regulation A+, Tier II fixed coupon bond offering, with additional contingent interest paid at maturity.

Partner and the Head of National Sales and Distribution, Kevin Kennedy adds "Investors today are looking for good regular income, backed by solid assets that are risk adverse. We've been fortunate to put together a team that can deliver that. That's why we are excited about the release of Fund III as well."

Crescent Securities in Dallas served as the managing broker dealer for the offering, and has been retained for Fund III as well. The national accounting firm of UHY is the auditing firm, and the securities firm of Kaplan Voekler Cunningham & Frank acts as counsel.

About Red Oak Capital Group

The Red Oak Capital Group is a Fintech private equity firm specializing in commercial real estate investments, and manages several different funds. Based in Michigan, Red Oak Capital Group was founded in 2015 to serve the capital finance and investment markets, and the principals, directors and advisory team have vast experience in the development, management, financing and syndication of commercial real estate. Additional information may be obtained directly from Red Oak by visiting www.RedOakCapitalGroup.com, or by calling (866) 854-3900.

NOTE:
The securities of Red Oak Capital Fund III ("Fund") may not be sold nor may offers to buy be accepted prior to the time the Fund's offering statement is qualified. This document shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

No money or other consideration is being solicited in connection this document, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement on Form 1-A is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. Fund III's most recent offering statement on Form 1-A, of which the Fund III's most recent preliminary offering circular forms a part, may be found at:
https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001780633&owner=exclude&count=40&hidefilings=0

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